FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

ALMADEN MINERALS LTD.

(Translation of registrant’s name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 08/10/04

Press Release dated 08/12/04

Press Release dated 08/17/04

Press Release dated 08/20/04 (1)

Press Release dated 08/20/04 (2)

Press Release dated 08/31/04

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 08/17/04

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 08/31/04

Results of Voting Results dated 08/19/04

B.C. Form 45-103F4, Report of Exempt Distribution dated 08/19/04

Ontario Form 45-501F1, Report under Subsection 72(3) of the Act or Subsection 7.5(1) of Rule 45-501 dated 08/19/04

Interim Consolidated Financial Statements for the six months ended 06/30/04, dated 08/10/04

Management Discussion & Analysis for the six months ended 06/30/04, dated 08/10/04

Form 52-109FT2, CEO Certification of Interim Filings during Transition Period dated 08/13/04

Form 52-109FT2, CFO Certification of Interim Filings during Transition Period dated 08/13/04

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date: August 28, 2003